Amera Securities LLC

Financial Statements
and
Supplemental Schedules Pursuant
to SEC Rule 17a-5
As of and for the Year Ended June 30, 2022

Amera Securities LLC

Table of Contents

As of and for the Year Ended June 30, 2022

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SEC FILE NUMBER
8-47026

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/21 (MM/DD/YY) AND ENDING 06/30/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: AMERA SECURITIES, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

10 VALLEY STREAM PARKWAY, SUITE 202
(No. and Street)

MALVERN	PA	19355
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

ROBERT W. PETERS	(212) 668-8700	rpeters@acisecure.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

SANVILLE & COMPANY
(Name – if individual, state last, first, and middle name)

1514 OLD YORK ROAD	ABINGTON	PA	19001
(Address)	(City)	(State)	(Zip Code)

09/18/2003	169
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, DAVID FRANKLIN, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of AMERA SECURITIES, LLC, as of JUNE 30, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:
CEO

Notary Public

Varinder K. Gaur
Barrister & Solicitor, Notary Public
3800 Steeles Avenue W, Suite 310
Vaughan, ON, L4L 4G9
Tel: 905-850-5555 Fax: 905-850-5572

VARINDER KUMAR GAUR NOTARY PUBLIC ONTARIO

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA
NATHANIEL S. HARTGRAVES, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

100 WALL STREET, 8th FLOOR
NEW YORK, NY 10005
(212) 709-9512

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Amera Securities LLC

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Amera Securities LLC (the "Company") as of June 30, 2022, the related statements of operations, changes in member's equity and cash flows for the year then ended and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information
The supplementary information contained in The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule SEC 15c3-3 and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information contained in the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Sanville & Company

We have served as the Company's auditor since 2002.
Abington, Pennsylvania
August 8, 2022

Amera Securities LLC

Statement of Financial Condition
As of June 30, 2022

ASSETS	
Cash and cash equivalents	$ 112,327
Fees receivable	32,330
Other assets	10,389
TOTAL ASSETS	$ 155,046
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES:	
Accounts payable and accrued expenses	$ 39,552
TOTAL LIABILITIES	39,552
Member's Equity	$ 115,494
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 155,046

The accompanying notes are an integral part of these financial statements

Amera Securities LLC

Statement of Operations
For the Year Ended June 30, 2022

REVENUE:	
Private placement fees	$ 1,498,190
Management fees	20,120
Total revenue	1,518,310
EXPENSES:	
Compensation expense	1,138,250
Commission expense	189,782
Professional fees	99,756
Office expense	23,499
Regulatory fees and expenses	24,309
Other expenses	6,607
Total expenses	1,482,203
Net income	$ 36,107

The accompanying notes are an integral part of these financial statements

Amera Securities LLC

Statement of Changes in Member's Equity
For the Year Ended June 30, 2022

MEMBER'S EQUITY, JULY 1, 2021	$	79,387
Net income		36,107
Member contributions		-
MEMBER'S EQUITY, JUNE 30, 2022	$	115,494

The accompanying notes are an integral part of these financial statements

Amera Securities LLC

Statement of Cash Flows

For the Year Ended June 30, 2022

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 36,107
Adjustments to reconcile net income to net cash used in operating activities	
Changes in operating assets and liabilities	
Decrease in fees receivable	5,534
Increase in other assets	(2,619)
Decrease in accounts payable and accrued expenses	(125,071)
NET CASH USED IN OPERATING ACTIVITIES	(86,049)
NET DECREASE IN CASH	(86,049)
CASH - JULY 1, 2021	198,376
CASH - JUNE 30, 2022	$ 112,327

Supplemental Information:

Taxes Paid	$ -
Interest Paid	$ -

The accompanying notes are an integral part of these financial statements

1. Organization and Nature of Business

Amera Securities LLC, is a Pennsylvania limited liability company that is a registered broker dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company, which has agreed to limit its business to corporate finance and investment banking activities, is directly affected by general economic and market conditions, including fluctuations in volume and price level of securities and changes in interest rates, which have an impact on the Company's liquidity.

Since the Company is a limited liability company, the Member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the Member has signed a specific guarantee.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Revenue Recognition

Effective July 1, 2018, the Company adopted Financial Accounting Standards Board (FASB) ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the modified retrospective method of adoption which resulted in no adjustment as of July 1, 2018. The new revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts expensed during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company has elected to be treated as an entity not subject to tax and accordingly is a Single Member LLC treated as a Disregarded Entity. The Company is not subject and does not pay Federal, state or local taxes.

Allowance for Doubtful Accounts

The Company's accounts receivable consist primarily of amounts due for capital raising fees. The Company records an allowance for estimated uncollectible accounts in an amount approximating anticipated losses. Individual uncollectible accounts are written off against the allowance when collection of the individual accounts appears doubtful. Management has determined that no allowance is necessary at June 30, 2022.

3. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2022, the Company had net capital of $101,872, which was $96,872 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 38.83%. The Company does not hold customers’ cash or securities and, therefore, is exempt from the provision of SEC Rule 15c3-3 under SEC Footnote 74.

4. Commitments and Contingencies

Operating Lease – The Company renewed it's sublease agreement for office space in Malvern, Pennsylvania which expires in March 2023. Rent expense for the year ended June 30, 2022 was $4,800.

5. Concentration Risk

The Company maintains its cash accounts in commercial banks. The Company does not consider itself to be at risk with respect to its cash balances.

6. Subsequent Events

The Company has evaluated all subsequent events for recognition and disclosure through the date these financial statements were available to be issued. Based upon this evaluation, the Company did not identify any recognized or non-recognized subsequent events that would have required adjustment or disclosure in the financial statements.

7. Revenues

Private placement and management fees are earned for achieving various fundraising objectives. Such fees may be earned based upon a percentage of funds raised and/or a flat fee and may include a retainer, or partial payment, to commence services.

Disaggregation of Revenue

Disaggregation of the Company's revenue by major sources for the year ended June 30, 2022

Private placement fees	$1,498,190
Management fees	20,120
	$1,518,310

8. Significant Customer

For the year ended June 30, 2022, 100% of gross revenues were derived from nine customers.

9. Going Concern

The Company is subject to risks and uncertainties that could affect amounts reported in the Company's financial statement in future periods. The Company has operated with losses two out of the last three years and related negative operating cash flows. At June 30, 2022, the Company's cash balance was $112,327. Management remains committed to contributing capital for the foreseeable future to ensure net capital compliance is maintained.

10. COVID 19

Management is currently evaluating the COVID-19 pandemic and its impact on the financial services industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company's operations, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Amera Securities LLC

Computation of Net Capital Pursuant to SEC Rule 15c3-1
As of June 30, 2022

TOTAL MEMBER'S EQUITY	$ 115,494
OTHER ALLOWABLE ASSETS	29,097
TOTAL CAPITAL AND OTHER ALLOWABLE ASSETS	144,591
DEDUCTIONS AND/OR CHARGES:	
Non-allowable assets:	
Fees receivable	32,330
Other assets	10,389
Total non-allowable assets	42,719
NET CAPITAL	$ 101,872
AGGREGATE INDEBTEDNESS:	
Account payable and accrued expenses	$ 39,552
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT -	
Minimum net capital required (greater of $5,000 or 6.67% aggregate indebtedness)	$ 5,000
Excess net capital	$ 96,872
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital	$ 95,872
Percentage of aggregate indebtedness to net capital	38.83%

There were no material differences between the above computation of net capital and the Company's corresponding unaudited Focus Report.

SCHEDULE II

**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT
PURSUANT TO SEC RULE 15c3-3**

The firm has no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e) because its business is limited to private placements of securities on a best efforts basis only, mutual fund wholesaling and corporate advisory services.

SCHEDULE III

**INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
PURSUANT TO SEC RULE 15c3-3**

The firm has no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e) because its business is limited to private placements of securities on a best efforts basis only, mutual fund wholesaling and corporate advisory services.

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA
NATHANIEL S. HARTGRAVES, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

100 WALL STREET, 8th FLOOR
NEW YORK, NY 10005
(212) 709-9512

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Amera Securities LLC

We have reviewed management's statements, included in the accompanying Exemption Report in which Amera Securities LLC (the "Company") stated that:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3.
2. The Company is filing an Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) Private placements of securities on a best efforts basis only; (2) Mutual fund wholesaling; (3) Corporate advisory services; and
3. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions and the Company's other business activities were limited to private placement of securities, mutual fund wholesaling, corporate advisory services and (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in 17 C.F.R. § 240.17a-5.

Sanville & Company

Abington, Pennsylvania
August 8, 2022

Amera Securities, LLC,

Exemption Report

For the period ended June 30, 2022

We, as members of management of Amera Securities, LLC (the "Company") are responsible for complying with Rule 17a-5, "Reports to be made by Certain Brokers and Dealers". We have performed an evaluation of the Company's compliance with the requirements of 17a-5 and the exemption provisions in Rule 15c3-3(k) and of the 2013 Release adopting amendments to Rule 17a-5 (the "2013 Release"), including Footnote 74 of the 2013 Release.

We have determined that the Company does not meet any of the exemption conditions of paragraph (k) of Rule 15c3-3 (i.e., paragraph (k)(1), (k)(2)(i) or (k)(2)(ii) but also (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of the Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) and therefore is covered by Footnote 74 of the 2013 Release.

Accordingly, based on our evaluation we make the following statements to the best of our knowledge and belief of the Company:

1. We have reviewed the provisions of Rule 15c3-3 and related guidance stated in the SEC Staff's FAQ and confirmed that the Company relied on Footnote 74 of the 2013 Release, and
2. The Company met the identified conditions for such reliance throughout the period July 1, 2021 to June 30, 2022 without exception.

DocuSigned by:

David Franklin

2487D52D533D442...

David Franklin, CEO